Exhibit 99.4

For Immediate Release	May 20, 2008

Hawthorne Gold’s 2008 Exploration and Development Programs

Hawthorne Gold Corp. ("Hawthorne" or the “Company”) (TSX-V: HGC; WKN: A0M55U) is pleased to provide shareholders with a corporate update. In April 2008, the Company completed the acquisition of Cusac Gold Mines Ltd. and closed a brokered equity financing for gross proceeds of approximately $12.4 million. With these two major corporate events completed and closed, the Company’s focus is on the 2008 exploration and development programs at its three key projects: Table Mountain, Taurus and Frasergold, all located in British Columbia, Canada. The Company currently has 29.2 million shares issued and outstanding and 35.9 million shares on a fully diluted basis.

Table Mountain and Taurus, Cassiar Gold District

The Cusac Gold Mines Ltd. acquisition in April 2008 added two quality gold properties to Hawthorne’s portfolio; the wholly owned Table Mountain gold mine and the optioned Taurus deposit. Both properties are located on contiguous claims in northern British Columbia and are part of the historic Cassiar Gold Camp.  A northerly trending, 15 kilometre zone of faulted, altered rocks known as the “Erickson Creek Fault Zone” (ECFZ) runs directly through the centres of the two deposit areas.  These rocks consist of altered greenstones, metasediments, and most closely associated with the gold bearing quartz-carbonate veins are altered carbonatized ultramafic rocks known as listwanite.  The ECFZ is believed to have been the conduit for the gold bearing fluids. Hawthorne recently increased the geological opportunity of these properties by staking 39,000 hectares, creating a contiguous 56,300-hectare package on the Cassiar Gold Belt.

Hawthorne’s experienced geological and technical team has been validating and compiling the historical geological information available from the recently completed acquisition. The Company is building a geological database and model to prepare for the 2008 exploration field season on the properties. The Company is also planning a property-wide magnetics/electromagnetics (“Mag/EM”) airborne geophysics program over the majority of the Cassiar ground position. The property has never been completely flown by an airborne geophysics survey, which could potentially reveal new gold bearing geological structures such as linear aeromagnetic lows associated with carbonatized gold bearing serpentinites and altered volcanics, and/or EM conductors associated with fault hosted sulphide or sulphide/graphite bearing quartz-carbonate-gold veins.

Table Mountain Mine

The permitted operation and support facilities at the Table Mountain gold mine consist of a 300 ton per day, gravity flotation mill, power plant, assay laboratory and tailings pond. Gold mineralization at Table Mountain is primarily hosted in extensive quartz-carbonate-gold vein systems strongly associated with thrust faulting within altered greenstone and/or altered carbonatized ultramafic volcanic assemblages that are typical of some of Canada’s largest gold camps, including Timmins, Kirkland Lake and Val d’Or. Hawthorne plans to undertake a geological development program in 2008, including surface exploration and review of underground data, in order to assist with identifying areas to target for the planned diamond drill program in the latter part of the exploration season. The Company anticipates commencement of gold production at Table Mountain in 2009.

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Taurus Deposit

The Taurus project is a large-tonnage, low-grade gold deposit located on strike and approximately 4-5 kilometres north of the Table Mountain mine. The Taurus deposit hosts a National Instrument (“NI”) 43-101 compliant inferred gold resource of 1.04 million ounces consisting of 32.4 million tonnes at a gold grade of 1.0 g/t (technical report prepared by Wardrop Engineering and titled, “Report on the Taurus Deposit – Liard Mining District, B.C.” and dated June 2007, is available at www.sedar.com). The Company plans an in-fill drilling and exploration program in 2008 to potentially increase and expand the current gold resource. The Taurus deposit outcrops on surface and could be amenable to an open pittable, bulk tonnage mining operation.

Located adjacent to the Taurus deposit is the Taurus II, which has been identified as another gold zone with significant gold intersections. This zone was identified during the previous two field seasons on the property but was never fully defined.  Management believes Taurus II could increase the current gold resource located on the property, and will be further reviewed in 2008.

Frasergold Property, Cariboo Gold District

The Frasergold property is optioned from Eureka Resources Inc. (TSX-V: EUK) and is located in the historic Quesnel Trough area of central British Columbia. A combination of quartz veins and knotted phyllites host gold mineralization containing coarse free gold and finer grained sulphide bearing gold. Previous operators had identified a ten kilometre belt of gold mineralization on the property through drilling, soil sampling, induced polarization (“IP”) geophysical surveys and surface exploration. Hawthorne’s 2007 drill program confirmed these historic results and identified the potential for developing Frasergold. The full extent of the mineralized zone remains to be tested along strike and at depth.

Hawthorne plans to continue exploration on this project in 2008 to gain a better understanding of the size and potential of the deposit, as well as the opportunities for gold mineralization on the opposite limb of the Eureka Peak syncline. A diamond drill program is expected to commence in June 2008 with the goal to define a NI 43-101 compliant gold resource within a two kilometre zone of the ten kilometre belt.

Jim Sparling, P.Geo., the Company’s Exploration Manager and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical content of this news release.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource development at the Frasergold and Taurus deposits.

For more information on Hawthorne, contact Todd Hanas toll free at 1-866-869-8072 or the Company at (604) 629-1505 or toll free at 1-888-629-1505, or you can visit Hawthorne’s website at www.hawthornegold.com.

ON BEHALF OF HAWTHORNE GOLD CORP.

"Richard J. Barclay"

President & CEO

Certain information regarding the company including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Suite 1818, 701 West Georgia Street, Vancouver, BC, V7Y 1C6

T. 604.629.1505  F. 604.629.0923  Toll Free. 888.629.1505  www.hawthornegold.com